Via EDGAR, and U.S. Mail

February 9, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:      Ms. Linda van Doorn
Senior Assistant Chief Accountant
Mail Stop 3010

Re:                  Goldman Sachs Hedge Fund Partners, LLC
Form 10-K for the Year Ended December 31, 2008 (“Form 10-K”)
Form 10-Q for the Period Ended March 31, 2009 (“March Form 10-Q”)
Form 10-Q for the Period Ended June 30, 2009 (“June Form 10-Q”)
                        File No. 0-50723

Dear Ms. Van Doorn:

We are in receipt of the letter, dated January 7, 2010, to Jennifer Barbetta, Managing Director and Chief Financial Officer of Goldman Sachs Hedge Fund Strategies LLC, the managing member of Goldman Sachs Hedge Fund Partners, LLC (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.  We thank the Staff for its response and for discussing it with us on January 25th. For your convenience, we have included the Staff’s comment below, followed by our response.

Form 10-K for the Year Ended December 31, 2008 (“Form 10-K”)
Form 10-Q for the Period Ended March 31, 2009 (“March Form 10-Q”)
Form 10-Q for the Period Ended June 30, 2009 (“June Form 10-Q”)

Note 3, Investments, page F-10,

1.
We note your response to our prior comment 1 and believe that the provisions of Rule 3-09 of Regulation S-X are applicable to your fact pattern.  Please provide financial statements for significant investees, as contemplated by Rule 3-09 of Regulation S-X

Response:

The Company was organized as an investment company for the principal purpose of investing in a variety of hedge fund investment sectors. The Company achieves its objective generally by investing in funds (the “Investees”) managed by Goldman Sachs Hedge Fund Strategies LLC in different investment sectors.  In turn, each of the Investees generally invests in entities managed by independent investment managers.

We acknowledge your view with respect to the provisions of Rule 3-09 of Regulation S-X as it relates to certain Investees and propose to incorporate additional disclosure in the footnotes to the Company’s audited financial statements included in the Company’s December 31, 2009 Form 10-K and in future filings as applicable. The Company proposes to provide audited summarized financial information for Investees that require disclosure under Rule 3-09 of Regulation S-X (“Significant Investees”).  The following is a summary of the additional audited information that we  propose to  disclose for each Significant Investee in the Company’s 2009 Form 10-K:

●Comparative summary balance sheets
●Comparative summary statements of operations
●Comparative summary statements of cash flows
●Comparative schedules of investments by strategy
●Fair value hierarchy
●Liquidity summary
●The weighted average management fees and incentive allocation/fees charged by Advisors
●The total return, income/loss and expense ratios

 We have attached a draft of the proposed disclosures.

We respectfully request to incorporate the additional disclosure in the audited footnotes of the Company’s December 31, 2009 Form 10-K. While we believe that expanding the disclosure with respect to the investments will better help investors understand the underlying investments, the Company’s historical disclosures provide substantive information regarding the performance of the registrant and the Significant Investees and therefore would not be considered materially deficient. The Company’s December 31, 2009 Form 10-K will be filed no later than March 31, 2010 and, under the current proposal, will include comparative summary financial information for the years ended December 31, 2009, 2008 and 2007.  In addition, the Company has not filed and does not intend to file any registration statements that would require reference to the Company’s December 31, 2008 Form 10-K.

* * *
The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the March Form 10-Q and the June Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, the March Form 10-Q and the June Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *
Please feel free to call me (212-902-9839) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Jennifer Barbetta
Jennifer Barbetta
Chief Financial Officer
Goldman Sachs Hedge Fund Strategies LLC

cc:           Securities and Exchange Commission
Jonathan Wiggins

Note 10 – Significant Investees

The following is a summary of financial information for Investees that represented more than 20% of the Company’s total assets and/or income as of and/or for the year ended December 31, 2009 (the “Significant Investees”):

Balance Sheet

The balance sheets as of December 31, 2009 and December 31, 2008, are summarized as follows:

December 31, 2009
Assets	GELS	GFS	GTT
Investments in Investees, at fair value	$-	$-	$-
Investments in affiliated Investees, at fair value	-	-	-
Cash and cash equivalents	-	-	-
Other assets	-	-	-
Total assets	$-	$-	$-

Liabilities and Net Assets Liabilities Redemptions payable	$-	$-	$-
Accrued Expenses and other liabilities	-	-	-
Total liabilities	-	-	-

Net Assets	-	-	-
Total liabilities and net assets	$-	$-	$-

December 31, 2008
Assets	GELS	GFS	GTT
Investments in Investees, at fair value	$-	$-	$-
Investments in affiliated Investees, at fair value	-	-	-
Cash and cash equivalents	-	-	-
Other assets	-	-	-
Total assets	$-	$-	$-

Liabilities and Net Assets Liabilities Redemptions payable	$-	$-	$-
Accrued Expenses and other liabilities	-	-	-
Total liabilities	-	-	-

Net Assets	-	-	-
Total liabilities and net assets	$-	$-	$-

Statement of Operations

For the years ended December 31, 2009, December 31, 2008 and December 31, 2007, the statements of operations are summarized as follows:

December 31, 2009
Income/(Loss)	GELS	GFS	GTT
Net realized gain/(loss) on Investees	$-	$-	$-
Net change in unrealized gain/(loss) on Investees	-	-	-
Investment income/(loss)	-	-	-
Expenses	-	-	-
Net income/(loss) from operations	$-	$-	$-

December 31, 2008
Income/(Loss)	GELS	GFS	GTT
Net realized gain/(loss) on Investees	$-	$-	$-
Net change in unrealized gain/(loss) on Investees	-	-	-
Investment income/(loss)	-	-	-
Expenses	-	-	-
Net income/(loss) from operations	$-	$-	$-

December 31, 2007
Income/(Loss)	GELS	GFS	GTT
Net realized gain/(loss) on Investees	$-	$-	$-
Net change in unrealized gain/(loss) on Investees	-	-	-
Investment income/(loss)	-	-	-
Expenses	-	-	-
Net income/(loss) from operations	$-	$-	$-

Statement of Cash Flows

For the years ended December 31, 2009, December 31, 2008 and December 31, 2007, the statements of cash flows are summarized as follows:

December 31, 2009
Cash flows from operating activities	GELS	GFS	GTT
Net income/(loss) from operations	$-	$-	$-
Net increase/(decrease) in investments in investees	-	-	-
Net increase/(decrease) in operating assets and liabilities	-	-	-
Net cash provided by/(used in) operating activities	-	-	-

Cash flows from financing activities
Net subscriptions/(redemptions)	-	-	-
Net proceeds/(repayments) from loan	-	-	-
Net cash provided by/(used in) financing activities	-	-	-
Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	$-	$-	$-

December 31, 2008
Cash flows from operating activities	GELS	GFS	GTT
Net income/(loss) from operations	$-	$-	$-
Net increase/(decrease) in investments in investees	-	-	-
Net increase/(decrease) in operating assets and liabilities	-	-	-
Net cash provided by/(used in) operating activities	-	-	-

Cash flows from financing activities
Net subscriptions/(redemptions)	-	-	-
Net proceeds/(repayments) from loan	-	-	-
Net cash provided by/(used in) financing activities	-	-	-
Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	$-	$-	$-

December 31, 2007
Cash flows from operating activities	GELS	GFS	GTT
Net income/(loss) from operations	$-	$-	$-
Net increase/(decrease) in investments in investees	-	-	-
Net increase/(decrease) in operating assets and liabilities	-	-	-
Net cash provided by/(used in) operating activities	-	-	-

Cash flows from financing activities
Net subscriptions/(redemptions)	-	-	-
Net proceeds/(repayments) from loan	-	-	-
Net cash provided by/(used in) financing activities	-	-	-
Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	$-	$-	$-

Schedule of Investments

The schedules of investments by investment strategy as of December 31, 2009 and December 31, 2008 are summarized as follows:

Fair value as of December 31, 2009
Investment Strategy	GELS	GFS	GTT
Credit Opportunities - Distressed Securities	$-	$-	$-
Diversified	-	-	-
Global Macro	-	-	-
Managed Futures	-	-	-
Multi-Strategy	-	-	-
Merger Arbitrage - Special Situation	-	-	-
Value	-	-	-
Other	-	-	-
Total Investments in Investees	$-	$-	$-

Fair value as of December 31, 2008
Investment Strategy	GELS	GFS	GTT
Credit Opportunities - Distressed Securities	$-	$-	$-
Diversified	-	-	-
Global Macro	-	-	-
Managed Futures	-	-	-
Multi-Strategy	-	-	-
Merger Arbitrage - Special Situation	-	-	-
Value	-	-	-
Other	-	-	-
Total Investments in Investees	$-	$-	$-

As of December 31, 2009 and December 31, 2008, Significant Investees held XX and XX investments in Advisor Funds, respectively.   See the Schedule of Investments for information on Advisor Funds that represent greater than 5% of the Company’s members’ equity at December 31, 2009 and December 31, 2008. See “Note 3 – Investments in affiliated Investees” for investment objectives of the Significant Investees.

Fair Value Hierarchy

The following tables summarize by level within the fair value hierarchy each Significant Investee’s investments at fair value measured as of December 31, 2009 and December 31, 2008:

December 31, 2009
Assets	Level 1	Level 2	Level 3

GELS	-	-	-
GFS	-	-	-
GTT	-	-	-

December 31, 2008
Assets	Level 1	Level 2	Level 3

GELS	-	-	-
GFS	-	-	-
GTT	-	-	-

See “Note 2 – Significant accounting policies” for disclosures regarding the fair value hierarchy.

Liquidity

As of December 31, 2009 and December 31, 2008, certain of the Significant Investees’ net assets were considered illiquid due to restrictions implemented by the Advisors of the Advisor Funds. The Significant Investees have not imposed any liquidity restrictions on the Company.  The following represents the percentage of the Company’s investments in Significant Investees that were considered illiquid.

	2009	2008
GELS	-%	-%
GFS	-%	-%
GTT	-%	-%

See “Note 5 – Risk management - Liquidity Risk” for disclosures regarding illiquidity related to the Significant Investees.

Each of the Significant Investees maintains a borrowing facility with a financial institution in order to meet liquidity needs. At December 31, 2009 and December 31, 2008, the Significant Investees had borrowings outstanding of $XXX and $XXX, respectively.

Risk Management

See “Note 5 – Risk Management” for information on risk information associated with the Significant Investees.

Advisor Funds’ Management Fees and Incentive Allocations/Fees

See “Note 3 – Investments in affiliated Investees” for information on the contractual weighted average Advisor Funds’ management fee and incentive allocation/fee rates at the Significant Investee level.

Financial Highlights

The financial highlights for the Significant Investees for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 are summarized as follows:

December 31, 2009
GELS	GFS		GTT
Ratios to average net assets(1)
Expenses %		%		%
Net investment income/(loss)%		%		%
Total return(2)%		%		%

December 31, 2008
GELS	GFS		GTT
Ratios to average net assets(1)
Expenses %		%		%
Net investment income/(loss)%		%		%
Total return(2)%		%		%

December 31, 2007
GELS	GFS		GTT
Ratios to average net assets(1)
Expenses %		%		%
Net investment income/(loss)%		%		%
Total return(2)%		%		%

(1)
The ratios to average net assets are based on expenses and net investment income/(loss) of Class C Series 1 units for GELS, GFS and GTT. The ratios to average net assets calculated above do not include each Significant Investees’ proportionate share of the net investment income/(loss) and expenses of their investments.

(2)
The total returns are based on the performance of Class C Series 1 units for GELS, GFS, and GTT. The returns include administration fees. No management fee or incentive allocation was charged by the managing member of the Significant Investees with respect to the Company’s investment in any of the Significant Investees.